UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

American Power Conversion Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

029066-10-7

(CUSIP Number)

Juan Pedro Salazar
Senior Vice President and General Counsel
Schneider Electric SA
43-45 bd Franklin Roosevelt
92500 Rueil-Malmaison
France
33 (0) 1 41 29 7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 029066-10-7

1	NAME OF REPORTING PERSON -I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Schneider Electric SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,383,663[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,383,663[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0[1]
14	TYPE OF REPORTING PERSON CO

1 Pursuant to the Voting Agreement, Schneider Electric (as defined below) may be deemed to have beneficial ownership of 21,383,663 shares of Common Stock (as defined below), which includes 466,000 shares of Common Stock that are issuable pursuant to the exercise of stock options and acquirable within 60 days of November 9, 2006 beneficially owned, as of November 9, 2006, by Neil E. Rasmussen, constituting approximately 11.0% of the 193,483,289 shares of Common Stock issued and outstanding as of November 9, 2006, as set forth in the Proxy Statement (as defined below). Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by Schneider Electric that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Schneider Electric SA, a corporation organized under the laws of France (“Schneider Electric”), hereby amends and supplements its Statement on Schedule 13D (the “Statement”) filed with the Securities and Exchange Commission (the "Commission") on November 6, 2006, relating to the common stock, par value $0.01 per share (“Common Stock”), of American Power Conversion Corporation, a corporation organized under the laws of the Commonwealth of Massachusetts (the “Issuer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement. Except as disclosed herein there has been no change in the information previously reported on the Statement.

Item 4. Purpose of Transaction.

The response to Item 4 is amended by adding the following new paragraph:

On November 9, 2006, Rodger B. Dowdell, Jr. exercised stock options to acquire 1,255,300 shares of Common Stock and the shares of Common Stock received by Mr. Dowdell in connection with the exercise of the stock options became Subject Shares under the Voting Agreement. Furthermore, according to the Schedule 14A filed by the Issuer with the Commission on November 13, 2006 (the "Proxy Statement"), as of November 9, 2006, the Shareholders held 21,383,663 shares of Common Stock, which included (i) the shares received by Mr. Dowdell in connection with his November 9, 2006 exercise of stock options and (ii) 466,000 shares of Common Stock that are issuable pursuant to the exercise of stock options and acquirable within 60 days of November 9, 2006 beneficially owned, as of November 9, 2006, by Neil E. Rasmussen. The Subject Shares and the 466,000 shares of Common Stock that are issuable pursuant to the exercise of stock options beneficially owned by Neil E. Rasmussen, which will become Subject Shares when and if the underlying stock options are exercised, constitute approximately 11.0% of the 193,483,289 shares of Common Stock outstanding as of November 9, 2006, as set forth in the Proxy Statement.

Item 5. Interest in Securities of the Issuer.

The response to Item 5 is restated in its entirety as follows:

(a)    Pursuant to the Voting Agreement, Schneider Electric may be deemed to have beneficial ownership of 21,383,663 shares of Common Stock, constituting approximately 11.0% of the 193,483,289 shares of Common Stock outstanding as of November 9, 2006, as set forth in the Proxy Statement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Schneider Electric that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. To Schneider Electric's knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b) Pursuant to the Voting Agreement, Schneider Electric may be deemed to have shared power to vote 21,383,663 shares of Common Stock beneficially owned by the Shareholders.

(c)    Except for the Voting Agreement, the Merger Agreement, and the transactions contemplated by those agreements, neither Schneider Electric nor, to Schneider Electric's knowledge, any person named on Schedule A has effected any transaction in the Common Stock during the past 60 days.

(d)    To Schneider Electric's knowledge, no person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, other than the Shareholders.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2006

SCHNEIDER ELECTRIC SA.
By:	/s/ Juan Pedro Salazar Name: Juan Pedro Salazar Title: Senior Vice President and General Counsel